September 30, 2024

Jeremiah Ashukian
Chief Financial Officer
Krispy Kreme, Inc.
2116 Hawkins Street
Charlotte, NC 28203

        Re: Krispy Kreme, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Form 10-Q for Quarterly Period Ended June 30, 2024
            File No. 001-40573
Dear Jeremiah Ashukian:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41

1. Please revise to separately quantify each material factor that contributed to the fluctuations in your results of operations. Refer to Item 303(b) of Regulation S-K.
 September 30, 2024
Page 2
Notes to Consolidated Financial Statements
Note 7 - Vendor Finance Programs
Supply Chain Financing Programs, page 74

2. Article 5 of Regulation S-X requires separate and clear display of amounts payable for borrowings and amounts payable to trade creditors. Given the characteristics of your supply chain financing program and that a trade creditor is typically a supplier that has provided an entity with goods and services in advance of payment, tell us how you concluded these amounts should be classified as accounts payable versus a short-term borrowing. In your response, please address the following as they relate to your supply chain financing program:
           Describe the costs you incur under the supply chain financing program. In this regard, tell us whether a higher supply purchase price is negotiated with the vendors under the program, whether interests are paid to the financial institutions for your liabilities sold, or describe any other form of costs you incur under the program;
           Quantify the costs you incurred under the supply chain finance program during the periods presented;
           Tell us how you considered the longer payment term that is specifically tied to the program and if you incur additional costs under the program that you otherwise would not outside of the supply chain financing program;
           Tell us what recourse is available to the vendor and the financial institution if you do no pay the outstanding obligation;
           Tell us whether there is a restriction on how soon the vendors are able to sell your obligations to the financial institutions; and Tell us how you are reducing your liabilities under the supply chain financing
           program. In this regard, tell us whether you allow less vendors to participate in the program, or you are simply paying down your obligations to the vendors/financial institutions sooner.

Form 10-Q for Quarterly Period Ended June 30, 2024
Notes to Consolidated Financial Statements, page 7

3.     Please disclose the material terms of your Business Relationship
Agreement with
       McDonald   s. Such disclosure may include your rights and obligations under the
       agreement, the estimated capital expenditure necessary to meet such obligations, the duration of the agreement, and the terms of cancellation.
 September 30, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Angela Lumley at 202-551-3398, if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services